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Letterhead of Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019

June 3, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attention: Peggy A. Fisher—Assistant Director

Re:	Langer, Inc. Amendment Nos. 5 and 6 to Registration Statement on Form S-1 Filed May 24, 2005 and May 25, 2005 File No. 333-120718

Dear Ms. Fisher:

        On behalf of Langer, Inc. ("Langer" or the "Company"), we hereby submit in electronic format to the Securities and Exchange Commission (the "Commission"), pursuant to the Securities Act of 1933, as amended (the "Act"), and Regulation S-T, the Company's responses to the Staff's comments contained in the Commission's letter of comments (the "Staff Letter") dated May 26, 2005.

        The Company's responses to the Staff Letter are set forth on Schedule A hereto and have been listed in the order of the comments from the Staff Letter.

        Please feel free to contact me at (212) 519-5115, with any questions regarding the foregoing.

Very truly yours,
Steven E. Cohen
Enclosure

Schedule A

Form S-1

General

1.
Reconcile the disclosure on page 23, which states that you have 4,950,676 shares subject to lock-up agreements, with that on page 96, which states that you have 4,206,612 shares subject to lock-up agreements.

  The Company's disclosure on page 23, reflects shares of the Company's common stock held by holders that have entered into lock-up agreements as well as waivers with respect to previously granted demand and/or piggyback registration rights, while the Company's disclosure on page 96, reflects only shares of the Company's common stock held by holders that have entered into lock-up agreements.

Legality Opinion

2.
We note the last sentence with the limitation that the opinion "speaks only as of the date hereof..." Given this limitation, file an amendment that includes a legality opinion dated as of the date of effectiveness.

  The Company has revised the S-1 to include a revised legality opinion from Kane Kessler, P.C. which does not include the limitation that the opinion "speaks only as of the date hereof...". Please see the marked change contained in revised Exhibit 5.1.

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Schedule A